Alexandria E. Kane Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4017 Main 212.407.4000 Fax 212.407.4990 akane@loeb.com

Via Edgar

August 5, 2024

Todd Schiffman and James Lopez
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Health In Tech, Inc.
Amendment 2 to Draft Registration Statement on Form S-1
Submitted June 27, 2024
File No. 377-07195

Dear Messrs. Schiffman and Lopez:

On behalf of our client, Health In Tech, Inc. (the “Company” or “HIT”), we hereby provide a response to the comments issued in a letter dated July 26, 2024 (the “Staff’s Letter”) regarding the Company’s Amendment 2 to the Draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

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A limited liability partnership including professional corporations

Amendment 2 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your response to comment 1. We also note that you did not revise the charts on pages 2 and 3 where you state “Hi Card transforms the landscape...” Please provide the basis for this statement. Also, please file a consent related to the report you commissioned from “Frost & Sullivan” and either provide the report supplementally or file it as an exhibit.

Response: The disclosure on pages 2 and 3 of the Amended Registration Statement has been revised in response to the Staff’s comments to remove the reference to transforming the landscape. The report is attached hereto as Exhibit A.

2.

We note your response to prior comment 3 and revised disclosures on pages 45 and 57. It is still unclear whether and how your typical contractual relationships involve brokers, TPAs, small employers and carriers individually, as multi-party agreements or otherwise. For example, are “business relationships” with licensed brokers, as referenced on page 57, part of a contractual relationship involving small employers and/or carriers? Where you state that small employers pay the fees under SMR and HI Card programs, are such fees paid directly to you, through brokers or TPAs or otherwise? Please provide a summary explaining the parties and terms of a typical contractual relationship.

Response: The disclosure on pages 71-72 of the Amended Registration Statement has been revised in response to the Staff’s comments. Further, see responses to each individual question below.

SMR and HI Card contract with TPAs, which are contracted and authorized by the small business employers to enter into services contracts with SMR and HI Card on behalf of the small business employers. The Company does not directly interact with HIT’s small employer customers, and primarily relies on TPAs and brokers, to set up the health benefits plan programs based on requirements and preferences of the small business employer. The Company is not a TPA. SMR and HI Card are not providing services to the TPAs, but instead, have contracts to collaborate with the TPAs. For example, SMR collaborates with TPAs to facilitate the administration of health benefit plans and stop-loss insurance policies to HIT’s customers, which are the small business employers. The TPA will administer the purchased health benefits plan and manage the multiple service providers associated with the health benefits plan and stop-loss insurance policy. Such service providers are listed on the bindable quotes via the bindable sold case breakdown, which outlines the individual stop loss insurance and benefits service offerings selected by the small business and the cost of each. SMR selects health care vendors and creates different plans. Once the small business employer selects a plan, the platform will generate the sold case breakdown. Only the small business employer can start or terminate the relationship with the SMR and HI Card. The TPA cannot start or terminate the relationship with the SMR or HI Card. As a third-party administrator, TPAs are contractually authorized and directed by the small businesses to enter into agreements with other service providers like SMR on behalf of the small businesses. This is because small businesses may lack the expertise and resources to manage self-funded health benefits service providers. TPA’s responsibilities include paying fees to contracted vendors on behalf of small business employers, processing claims, managing enrollment through working with the underwriter, and administering self-funded health plans.

There is no contractual relationship between HIT and the brokers. HIT’s platform provides credentialing for licensed brokers, allowing them to access HIT’s marketplace to select and sell self-funded benefits plans for the small business employer at no cost. Brokers are paid by the small businesses, with no contractual relationship between HIT and the brokers, only a credentialing process, and free access is provided.

ICE, acting as an underwriter for the carrier, contracts directly with carriers. Carriers provide stop-loss insurance policies for the self-funded health benefits plans, and have contracts with ICE and the small businesses when a policy is sold. ICE, underwrites the policies and accepts insurance premiums from enrolled employees on behalf of the carrier. ICE processes claims expenses per claims guidelines throughout the policy term.

Program services provided by SMR and MGU activities conducted by ICE (including eDIYBS) are interdependent and must be combined to function effectively. SMR selects health care vendors and creates different plans. The stop-loss insurance policies and self-funded health benefits plans together help small businesses manage and limit the risk exposure of health benefits plans. HI Card services are an optional add-on and cannot be offered on a standalone basis.

Small businesses pay fees based on the sold case breakdown. All the fees are collected by TPAs pursuant to the sold case breakdown and are passed through to the respective vendors. Self-funded health plans typically consist of 10 different vendors. Below is an outline of the flow of fees for HIT’s services.

●	SMR: Once the aggregate monthly fees are collected by the TPA from a small business employer, the TPA will then disburse the contracted fees to SMR based on the bindable sold case breakdown. The average fee per employee paid by the small business employer for SMR’s services is about $15 per month.

●	ICE: ICE collects premiums from small businesses on behalf of the carrier in accordance with the underwriting guidelines. After collecting ICE’s underwriting fee and paying other acquisition costs on behalf of the carrier, the net premium is transferred to the carrier. Underwriting fees are 11%-12% of the premium.

●	HI Card: Once the aggregate monthly fees are collected by the TPA from a small business employer, the TPA will then disburse the contracted fees to HI Card based on the bindable sold case breakdown. The average fee per employee paid by the small business employer for HI Card’s services is about $15 per month.

The contract term of a stop-loss health benefits plan is 12 months of coverage plus a six month run-out period, a period of time after the end of the plan year which allows employees to request a reimbursement for medical expenses that were incurred during the plan year. Fees and premiums are paid monthly during the 12 month coverage period. Monthly fees and premiums may vary based on enrollment changes (a change in the employee headcount). From time-to-time, a re-underwrite is required pursuant to the carrier’s guidelines. In such cases, SMR and ICE provide ongoing services throughout the contract term.

Lock-Up, page 9

3.	Please indicate the purpose of the stock split referenced in the fourth bullet point.

Response: The disclosure on page 9 of the Amended Registration Statement has been revised in response to the Staff’s comments.

Our customers sensitive, proprietary, or confidential information could be leaked..., page 23

4.	We note that the revised risk factor contains additional discussion of mitigating factors and multiple risks related to the use of AI technology. Please relocate mitigating statements to Business or where appropriate along with a more robust discussion of your use of AI, and revise the risk factor to provide separate subheadings above each particular risk. Additionally, we note the statement that you provide “bindable quotes solely using [y]our AI-backed eDIYBS platform...unless the eDIYBS platform raises certain unknown risk flags that require further manual review.” To provide context, please quantify the approximate percentage of services where bindable quotes are provided solely using AI without further manual review.

Response: The disclosure on pages 23 and 72-74 of the Amended Registration Statement has been revised in response to the Staff’s comments. Approximately 80% of bindable quotes are provided solely using AI without further manual review.

5.	Please revise Business or where appropriate to clarify the principal areas where you use artificial intelligence, and if material summarize the related regulations covering your use(s) of AI and the extent to which you monitor and assess your use(s) of AI. For example, it is unclear if your use of third-party AI information in the eDIYBS platform is the only way you use artificial intelligence and whether you evaluate and assess the third-party AI information used in the eDIYBS platform with respect to accuracy and compliance and/or conduct periodic audits of the information or otherwise monitor its use. Please confirm that you have disclosed the material terms of the agreement with the third-party provider of AI information and either file the agreement or advise us why you believe it should not be filed as a material agreement under Item 601(b)(10).

Response: The disclosure on pages 73 of the Amended Registration Statement has been revised in response to the Staff’s comments.

The Company does not currently use any form of AI within the eDIYBS application, and relies solely on third party service providers that utilize AI technology. The data acquired from the Company’s third party AI service providers is checked against HIT’s claims data and/or health applications regularly. The Company’s underwriting team tests samples of groups of claims data on a routine basis to validate that the results from HIT’s third party service providers are performing as expected. Parameters are in place on every code call to HIT’s third party service provider to validate that the data returned is within HIT’s defined tolerances. Data outside of those tolerances are flagged for manual underwriting review.

For your reference, below is a chart outlining the eDIYBS infrastructure.

The Company further acknowledges the Staff’s comment and advises the Staff that it has determined that each of the agreements with the AI service providers (the “Agreements”) does not constitute a material contract under Item 601(b)(10) of Regulation S-K. Pursuant to Item 601(b)(10)(ii), a contract need not be filed if it is entered into in the ordinary course of a registrant’s business and does not fall within any of the exceptions set forth therein. The Company submits that the Agreements are of the type that ordinarily accompany the kind of business conducted by the Company and that subclauses (ii)(A), (C) and (D) are not applicable because the Agreements do not involve any insider counter-parties, the sale of property, plant or equipment or material lease of property.

Under Item 601(b)(10)(ii)(B) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless must be filed as exhibits under that Item if the agreement is one “upon which the registrant’s business is substantially dependent.” Although it does not define the term “substantially dependent,” we note that the Commission has confirmed a narrow scope of the term “substantially dependent” as used in Item 601(b)(10) by the illustrative examples included in the Item, which identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent. The Agreements do not fall under clause (1) above because they do not involve a contract to sell or purchase the Company’s products or services. The Agreements set forth the terms governing services from the service providers to the Company related to providing behavioral capture scores using the services providers’ machine learning platforms, and delivering risk reports to help make more accurate underwriting decisions. Further, the Agreements do not fall under clause (2) above because they do not involve a franchise or license to use patents, formulas, trade secrets, processes or trade names on which the Company’s business depends to a material extent. There are several similar service providers offering the same product, and the Company is currently engaged with two such service providers.

Further, while the Commission has not adopted a clear, bright-line test to define “substantially dependent” under Item 601(b)(10)(ii)(B), the regulatory history of the adoption of Item 601(b)(10) provides additional support for a narrow reading of the filing requirement. Several registrants have reviewed the regulatory history of Item 601(b)(10) and concluded that the filing requirement relates only to contracts of an “extraordinary nature” the loss of which would jeopardize the future viability of the company or affect the fundamental nature or structure of its business as a whole. See responses from AK Steel Corporation, November 6, 2002; Remington Oil and Gas Corporation, November 12, 2003; and Cray Inc., November 26, 2008. Additionally, SEC Release No. 33-3406 (1951) made an important distinction, carried into Item 601(b)(10), between “material contracts not made in the ordinary course of business” and a contract that “ordinarily accompanies the kind of business conducted” by the registrant. In the latter case, the Commission stated that only a contract made in the ordinary course of business that is “of an extraordinary nature” must be filed. While the Company’s relationship with the AI service providers is important to the business, each Agreement is a contract that “ordinarily accompanies the kind of business conducted” by the Company, and is not “of an extraordinary nature,” as the loss of any such Agreements would not jeopardize the future viability of the Company or affect its business as a whole. As noted above, there are several similar service providers offering the same product, and the Company is currently engaged with two such service providers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

6.	Please refer to prior comment 5. It does not appear that any revisions made in your amendment addressed the issues in prior comment 5, thus we are reissuing the comment. Please revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303 of Regulation S-K. For example, please discuss the material changes in your accounts receivable, other receivables, software, notes payable, and accounts payable and accrued expenses.

Response: The disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Amended Registration Statement has been revised to discuss HIT’s financial condition and changes in significant accounts for each of the periods presented on pages 47-48. The Company has also provided additional disclosure on pages 57 to explicitly state that the Company believes that its cash generated from operating activities will be sufficient to fund its operations for the next 12 months.

Note to the Consolidated Financial Statements, page F-7

7.	Please refer to prior comment 19. We note that ASC 275-10-50-16 addresses vulnerabilities related to a variety of concentrations. Please tell us in detail if you are vulnerable to any type of concentration detailed in this guidance and revise your disclosure as needed.

Response: The disclosure on pages F-9-F-10 and F-36 of the Amended Registration Statement has been revised in accordance with the Staff’s comments. The Company has addressed the concentration risk associated with its vendors specifically related to its use of Artificial Intelligence data service companies, the use of certain Stop-Loss Carriers, and its concentration of its revenue provided by small business employers accordingly.

Other Receivables, page F-10

8.	Please refer to prior comment 16. Please tell us in detail and revise disclosure as needed to address the following:

•	Detail the name of the party you transferred $1,650,000 to (e.g. an insurance carrier, small employer, etc.).

Response: Roscommon Captive Management and Roscommon Insurance, are hereinafter referred to collectively as a the “Carrier.” The Carrier was previously a related party that was consolidated and sold to a third party in May of 2023. The Carrier was no longer considered a related party after this sale. Certain small business customers elect to receive a discount on premiums payable to the Carriers. In return, the Carriers can collect and retain these customers’ positive claim fund balance amounts. The positive claim fund is maintained in a designated account specifically earmarked for claims, held by the small business employer, known as “Deferred Administrative Surplus.” The positive claim fund belonging to Roscommon, valued at $3,100,000, was sold to the Company at a discount of $1,650,000.

•	Detail all of the contractual rights you obtained and clarify which party is contractually obligated to pay you, the timing of the payments, how the amounts of payments are determined and if the payments are contingent on any events.

Response: Small business employers can elect to purchase discounted stop-loss insurance policy premiums from the Carrier by agreeing to return any positive balance in the claim fund. These claim funds are held in the name of the small business employer, and the Carrier has no claim to these funds until the policy and the policy run-out period ends, which is 18 months following commencement of the policy term (the “Policy End Date”). The “run-out period” refers to the six month period after the policy or plan has expired during which claims can still be submitted and processed. After the Policy End Date, any funds remaining in the claim fund belong to the Carrier. The Carrier will provide the small business employers with a reconciliation of what amounts are specifically owed. This is based on the amount of funds in the small business employer’s claim fund account, and the value of claims incurred during the policy and run-out period (the “Deferred Administrative Surplus”). The Deferred Administrative Surplus is owned by the Carrier and not subject any contingencies other than the ability to collect from the small business employer.

As part of its services to the Carrier, ICE contracted with the Carrier to collect premiums and process claims expenses. Therefore, in HIT’s internal system, HIT can calculate the approximate amount of positive balance in the claim fund. The exact amount would be determined after a full reconciliation is conducted on the claim fund after completion of the run out period.

In the case of this purchase, the Company only purchases the policies and their related run-out period lapsed and have positive claim fund balance in the Company’s internal system. As such, the Company knows the value of the Deferred Administrative Surplus purchased. Following the purchase, the Deferred Administrative Surplus was assigned to the Company for collection. After the assignment, the Company performs the relevant reconciliations to demonstrate to the small business employers the amount of the Deferred Administrative Surplus now owed to it from the claim fund balance. The Company asks the small business owners to pay it the Deferred Administrative Surplus within 30 days of the collection requests.

•	Based on information in your response dated May 28, 2024 and your disclosure on page F-10, it appears you purchased the rights, title, interest, and collection rights of receivables or related to fees. Please explain the background facts and circumstances related to the receivables or fees, how the party was related to these receivables/fees and why they had collection rights.

Response: Given the Company’s purchase of the Deferred Administrative Surplus, the Company has the contractual right to collect amounts previously owed to the Carrier from these positive claim funds maintained by the small business employer.

•	Clarify how the collection rights relate to the information in the response that appears to state that the carrier only gets cash flows if there is cash remaining in the claim fund at the end of the run-out period and the small employer decides to give these funds to the carrier in exchange for a discount in future premiums.

Response: The small business employer contractually agreed to forego future positive claim fund amounts to obtain a discount on the premium at the time of purchasing the policy. As such, the small business employer pays less premium during the 12-month policy period. After the Policy End Date, the Deferred Administrative Surplus belongs to the Carrier in exchange for the reduced premium. The Deferred Administrative Surplus is based on the amount of funds in the small business employers’ claim fund account, and the value of claims incurred during the policy and run-out period.

As part of its services to the Carrier, ICE contracted with the Carrier to collect premiums and process claims expenses. Therefore, in HIT’s internal system, HIT can calculate the approximate amount of positive balance in the claim fund. The exact amount would be determined after a full reconciliation is conducted on the claim fund after completion of the run out period.

In the case of this purchase, the Company only purchases the policies and their related run-out period lapsed and have positive claim fund balance in the Company’s internal system. As such, the Company knows the value of the Deferred Administrative Surplus purchased. Following the purchase, the Deferred Administrative Surplus was assigned to the Company for collection. After the assignment, HIT performs the relevant reconciliations to demonstrate to the small business employers the amount of the Deferred Administrative Surplus now owed to the Company from the claim fund balance. HIT asks the small business owners to pay it the Deferred Administrative Surplus within 30 days of the collection requests.

•	Clarify the key risks relating to the collection of the cash flows including circumstances in which you would collect substantially less than or greater than your investment.

Response: The key risks associated with the collection of the Deferred Administrative Surplus relate to the Company’s limited collections experience related to the Deferred Administrative Surplus at the time of purchase from the Carrier. To reduce the Company’s collection risk, the Company negotiated with the Carrier to purchase the Deferred Administrative Surplus at 53% of its estimated face value. This was due to the Carrier not having the sufficient and proper headcount to spend the necessary time and effort to collect the Deferred Administrative Surplus after the sale of the Carrier to the third party. The Company would have to collect less than 53% of the Deferred Administrative Surplus balance for the Company to incur a loss. Currently, the Company has completed reconciliations for approximately 33% of the total estimated face value ($3,100,000) of the acquired deferred administrative fund accounts, and the Company made the request to small business employers for collection. For the reconciliations that have been completed, the Company has collected 64% of the requested amount.

Further, the disclosure on pages 62-63,F-11 and F-37-F-38 of the Amended Registration Statement has been revised in response to the Staff’s comments.

Revenue Recognition, page F-11

9.	We note your revised disclosure on page F-12 that SMR along with HI Card have contractual relationships with TPAs. Considering that you have identified the small employers as your customers, it appears that TPAs may not be customers under ASC 606. If so, please clarify this and explain how the contractual relationship with non-customers impacts your revenue recognition policies. Alternatively, disclose this relevant information outside of your revenue recognition policy disclosure.

Response: The disclosure on pages 59, F-13-F-14 and F-40 of the Amended Registration Statement has been revised in accordance with the Staff’s comments to specifically state that the TPAs are contracted and authorized by the small business employers to enter into services contracts with the Company on behalf of the small business employers. ASC 606 defines a customer as a party that has contracted with an entity to obtain goods or services that are an output of the ordinary activities of the Company in exchange for consideration. The Company is not providing services to the TPAs, but instead, has contracts to collaborate with the TPAs to facilitate the administration of health benefit plans and stop-loss insurance policies to its customers, which are the small business employers. The TPA will administer the purchased health benefits plan and manage the multiple service providers associated with the health benefits plan and stop-loss insurance policy. Such service providers are listed on the bindable quotes via the bindable sold case breakdown. Only the small business employer can start or terminate the relationship with the Company. The TPA cannot start or terminate the relationship with the Company. As such, the Company has concluded that the TPA’s are not customers and that the small business employers are the customers pursuant to ASC 606.

Program and platform management services, page F-13

10.	Please revise your program and platform management services revenue recognition policy to more clearly identify the promised services provided to small employers in the contracts. Also, disclose when those performance obligations are satisfied and identify the contractual obligations that are performed over the term of the contract.

Response: The disclosure on pages 60, F-14-F-15 and F-40 of the Amended Registration Statement has been revised in accordance with the Staff’s comments to state that SMR is a program manager specializing in customized self-funded benefits plans for small business employers. SMR’s expertise in health benefits enables the Company to analyze, review and select vendors that have sufficient experience, which is an essential component of a health plan that is constantly evolving with its small business employers based on factors such as employee headcount and a specific employee’s geographic location. SMR will then design health plans, select networks, manage vendors, and ultimately construct the benefits plans for the small business employers. The Company throughout the contract period is actively working with the TPA to assist with the administration of the plan specifically due to headcount changes. SMR also serves as the total program manager coordinating between the Carrier, the TPA, the Broker, and the small business employer, HIT’s customer. Throughout the term of the policy, SMR is ensuring all covered employees meet the requirements and guidelines of Carriers to ensure such employees of the small business employer remain covered under the respective insurance policy. The Company accounts for these services under ASC 606-10-25-14(b) as a series of distinct services that are substantially the same per enrolled employee and have the same pattern of transfer as the delivery of the specified services is satisfied over time, and each service is substantially the same and has the same measure of progress.

Please call me at 212 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria E. Kane
Alexandria E. Kane
Partner

Exhibit A

Confidential

Self-funded Medical Plan Market in the U.S.

Independent Industry Research

©2024 Frost & Sullivan. All the information contained herein (including without limitation data, words, charts and pictures) is the sole property of Frost & Sullivan, treated as highly confidential document, unless otherwise expressly indicated the sources in the report. Should no one copy, reproduce, diffuse, publish, quote, adapt, compile all or any part of the report without the written consent of Frost & Sullivan. In the event of the violation of the above stipulation, Frost & Sullivan reserve the right of lodging claim against the relevant persons for all the losses and damages incurred.

2024

—1961-2021—
FROST & SULLIVAN
沙利文 60周年
60th ANNIVERSARY

HEALTH CARE
TREATMENT
MEDICAL CARE
HEALTH INSURANCE

1

Agenda

1. Overview of Small Businesses in the U.S
2. Overview of Small Business Self-funded Medical Plan Market in the U.S.
3. Competitive Landscape of Small Business Self-funded Medical Plan Market in the U.S.

Overview of Small Businesses in the U.S
Snapshot of Massive and Growing Market Opportunities of Small Businesses in the U.S.

Number of Small Businesses
(as of the end of 2022)

33.2 million
small businesses in the U.S.

Account for
99.9%
of all U.S. firms

Total Employees of Small Businesses
(as of the end of 2022)

61.7 million
employees in the U.S.

Account for
46.4%
of total employs

GDP Contribution of Small Businesses
(in 2022)

$11.5 trillion
GDP

Account for
45%
of total GDP

Source: US Small Business Administration(SBA), U.S. Bureau of Economic Analysis, Frost & Sullivan

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FROST & SULLIVAN 沙利文

Overview of Small Businesses in the U.S
Number of Small Businesses in the U.S.

Number of Small Business in the U.S.
Million, 2018-2027E

CAGR	2018-2022	2022-2027E
Total	2.4%	2.5%

Proportion of Total Business
Forecasted
30.2
30.7
31.7
32.5
33.2
34.0
34.8
35.7
36.6
37.6
99.9%
2018
2019
2020
2021
2022
2023E
2024E
2025E
2026E
2027E

Key Takeaways

- Small businesses are generally defined by the U.S. Small Business Association (SBA) as independent businesses having fewer than 500 employees.
- The number of small business in the U.S. has increased from 30.2 million in 2018 to 33.2 million in 2022, accounted for 99.9% of total businesses in the U.S..
- It is expected that the number of small business in the U.S. is projected to reach 37.6 million in 2027.

Source: US Small Business Administration(SBA), Frost & Sullivan

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FROST & SULLIVAN 沙利文

Overview of Small Businesses in the U.S
Number of Small Business Employees in the U.S.

Number of Small Business Employees in the U.S.
Million, 2018-2027E

CAGR	2018-2022	2022-2027E
Total	1.2%	1.1%

Proportion of Total Employees
Forecasted
58.9
59.9
60.6
61.2
61.7
62.4
63.1
63.7
64.3
65.0
45.7%
45.7%
49.3%
48.2%
46.4%
47.0%
47.2%
47.6%
48.0%
48.3%
2018
2019
2020
2021
2022
2023E
2024E
2025E
2026E
2027E

Key Takeaways

- As more and more small businesses in the U.S. are established, the number of small business employees has naturally also increased.
- The number of small business employees in the U.S. has increased from 58.9 million in 2018 to 61.7 million in 2022, and its proportion of total employees in the U.S. has increased from 45.7% in 2018 to 46.4% in 2022.
- It is expected that the number of small business employees in the U.S. will reach 65.0 million in 2027, and its proportion of total employees in the U.S. is projected to reach 48.3% in 2027.

Source: US Small Business Administration(SBA), Frost & Sullivan

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FROST & SULLIVAN 沙利文

Overview of Small Businesses in the U.S

GDP Contribution of Small Business in the U.S.

GDP Contribution of Small Business in the U.S.

USD Trillion, 2018-2027E

CAGR	2018-2022	2022-2027E
Total	6.6%	7.8%

Proportion of National GDP
Forecasted
8.9
9.3
9.3
10.4
11.5
12.2
13.1
14.3
15.4
16.6
43.2%
43.5%
44.3%
44.5%
45.0%
45.6%
46.1%
46.7%
47.2%
47.6%
2018
2019
2020
2021
2022
2023E
2024E
2025E
2026E
2027E

Key Takeaways

- The GDP contribution of small business in the U.S. has increased from USD8.9 trillion in 2018 to USD11.5 trillion in 2022, and its proportion of total national GDP has increased from 43.2% in 2018 to 45.0% in 2022.
- It is expected that the GDP contribution of small business in the U.S. will reach USD16.6 trillion in 2027, and its proportion of total national GDP is projected to reach 47.6% in 2027.

Source: US Small Business Administration(SBA), U.S. Bureau of Economic Analysis, Frost & Sullivan

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FROST & SULLIVAN 沙利文

Agenda

1 Overview of Small Businesses in the U.S

2 **Overview of Small Business Self-funded Medical Plan Market in the U.S.**

3 Competitive Landscape of Small Business Self-funded Medical Plan Market in the U.S.

Overview of Small Business Self-funded Medical Plan Market in the U.S.
US Health Care Spending Grew Rapidly

US Health Care Spending
USD Trillion, 2018-2022

	2018-2022
CAGR	5.7%

as % of nominal GDP
Health Care Spending
17.6%
17.6%
19.7%
18.3%
17.3%
3.6
3.8
4.1
4.3
4.5
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
20
15
10
5
0
2018
2019
2020
2021
2022

Key Takeaways

- The United States has one of the highest costs of healthcare in the world. According to the National Health Expenditure Data published by the Centers for Medicare & Medicaid Services, which is a part of the Department of Health and Human Services (HHS), the total health care spending in the U.S. has increased from USD3.6 trillion in 2018 to USD4.5 trillion in 2022, representing a CAGR of 5.7% for the same period.
- The percentage of health care spending in the U.S. to the total nominal GDP also increased from 17.6% in 2018 to 18.3% in 2021. In 2020, that percentage hit a historical high of 19.7%.

Source: The Centers for Medicare & Medicaid Services - National Health Expenditure Data; Frost & Sullivan

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FROST & SULLIVAN 沙利文

Overview of Small Business Self-funded Medical Plan Market in the U.S.
Annual Medical Insurance Premium of Small Businesses

Annual Medical Insurance Premium of Small Businesses
USD Billion, 2019-2028E

CAGR	2019-2023	2023-2028E
Total	4.4%	5.4%

Forecasted
156.7
164.4
173.3
179.2
186.3
195.7
205.7
216.8
229.0
242.0
2019
2020
2021
2022
2023
2024E
2025E
2026E
2027E
2028E

Key Takeaways

- Annual medical insurance premium of small businesses in the U.S. has undergone steady growth historically, increasing from USD156.7 billion in 2019 to USD186.3 billion in 2023, representing a five-year CAGR of 4.4%.
- It is projected that the cutting-edge technologies, such as AI, big data and blockchain, will bring an innovation revolution to medical insurance industry in the U.S. It is estimated that small business annual medical insurance premium in the U.S. will reach USD242.0 billion in 2028, representing a CAGR of 5.4% from 2023 to 2028.

Source: Frost & Sullivan

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FROST & SULLIVAN 沙利文

Overview of Small Business Self-funded Medical Plan Market in the U.S.

Pain Points for Small Business with Medical Plan Coverage (1/2)

Small businesses are drastically underserved in their access to affordable, competitive health insurance

Rising healthcare costs represent a major burden for small-business owners. Small businesses, like their larger counterparts, have not been shielded from the increasing cost of healthcare. Without advantages such as a larger pool of insured employees, more bargaining power with healthcare companies, and the benefit of full-time human resources personnel, small-business owners are often left with little recourse and few options when a health insurance carrier hikes costs. As a result, most of small business are taking steps to cut costs and would look for affordable healthcare plans that would help decrease the cost of providing health care coverage to employees.

Changes in provider networks create further difficulties for employees

As healthcare costs rise, many employers change healthcare providers to help lessen financial impacts. However, these provider network changes can create further challenges for employees who must adjust to losing the providers they like and are comfortable using, which brings difficulties for covered employees. Other potential issues arise when employees are treated by healthcare specialists who may work in hospitals covered by the employee's healthcare plan, but who are not part of the provider network themselves. This means an employee can end up getting billed extra and finding out the hard way they are not fully covered like they believed.

Lack of transparency between employees and insurance carriers

The lack of transparency can come in the form of employees not knowing the cost of services before seeking care, or from insurance carriers withholding claim information that would be beneficial to have – whether to identify plan spend or improve future plan selection decisions.

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Source: Frost & Sullivan

Overview of Small Business Self-funded Medical Plan Market in the U.S.
Pain Points for Small Business with Medical Plan Coverage (2/2)

Long and inefficient quoting procedure

The quoting procedure for health insurance is a complex business process, and it involves multiple steps and takes considerable amount of time to prepare and finalize. A typical quoting procedure usually takes around 12-14 days for brokers to finalize. Some of the insurance companies require complex process and unnecessary information for a quote, which tend to increase the time to complete the tasks and introduce more potential for errors and abandonment.

1 Brokers gather health application
2 Brokers creates insurance package
3 Underwriters produce manual quotes
4 Nurse reviews health applications
5 Underwriters finalize quote proposal
6 Brokers presents bindable proposal
Period of typical Quoting Procedure
12-14 Days

Source: Frost & Sullivan

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Agenda

1. Overview of Small Businesses in the U.S
2. Overview of Small Business Self-funded Medical Plan Market in the U.S.
3. Competitive Landscape of Small Business Self-funded Medical Plan Market in the U.S.

Competitive Landscape of Small Business Self-funded Medical Plan Market in the U.S.
Leading Players Offering Self-insured Medical Plans — Health in Tech health in tech

Health in Tech

Public / private company	• Private
Business overview	• Health in Tech is an industry-leading technology company with disruptive innovation that reimagines self-funded health plans for small business owners. Health In Tech disrupts the healthcare industry by offering proprietary tools and technology that address the industry-wide efficiency flaws of quoting, administering, and using health benefits.
Overview of self-insured medical plans offered to small businesses	
Number of employees in a company	• 5-150 employees on the Health Plan. • Few excluded industries
Participation requirements	• No participation requirements. (not all the employees need to be on the HIT plan) • Minimum 5 employees enrolled
Network	• Network covers 90% of doctors' (PHCS) • And direct contract with Hospitals or RBP Plans (reference-based pricing)
Plan Underwriting (firm or contingent)	• ~5% need to obtain health applications individually underwritten
TPAs / Brokers	• Open platform working with multiple TPAs. No exclusivity
Healthcare costs management	• In-house RBP negotiation team, fiduciary and medical management team actively manage costs for business at pre-cert stage. Offer cheaper options and similar or better services. • In average 144% of Medicare
Build a new customized plan and PPO contract and pricing flexibility	• Can build in minutes and quote immediately
Quote Turnaround Time	• 2-3 minutes

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Source: Public filings and official websites of companies; desk research; Frost & Sullivan

Competitive Landscape of Small Business Self-funded Medical Plan Market in the U.S.
Leading Players Offering Self-insured Medical Plans — United Health Group Incorporated

UNITEDHEALTH GROUP

UnitedHealth Group Incorporated

Public / private company	• Public (UNH on NYSE)
Business overview	• United Health Group Incorporated is a health care and well-being company with a mission to help people live healthier lives and help make the health system work better for everyone. It operates two business platforms, Optum and UnitedHealthcare, which are working to help build a modern, high-performing health system through improved access, affordability, outcomes and experiences for the individuals and organizations it is privileged to serve.
Overview of self-insured medical plans offered to small businesses	
Number of employees in a company	• More than 2 employees
Participation requirements	• 75% after eligible waivers
Network	• Use their Network • And PPO (preferred provider organization)
Plan Underwriting (firm or contingent)	• Only release contingent quote until they have 100% health applications
TPAs / Brokers	• Only use their TPAs
Healthcare costs management	• Use their network only their Medical Management and their owned PBM (Pharm benefit manager)
Build a new customized plan and PPO contract and pricing flexibility	• No flexibility • Only quote the Plans have been pre-built
Quote Turnaround Time	• Few minutes

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Source: Public filings and official websites of companies; desk research; Frost & Sullivan

Competitive Landscape of Small Business Self-funded Medical Plan Market in the U.S.
Leading Players Offering Self-insured Medical Plans — Allstate

Allstate

Allstate

Public / private company	• Public (ALL on NYSE)
Business overview	• Allstate is one of the nation's largest insurers with 189.1 million policies in force, protecting cars, homes, motorcycles, health, disability, lives, personal devices and identities. Its products are sold through Allstate agents, independent agents, call centers, online, major retailers and voluntary benefits brokers. The company harnesses the talent of approximately 54,500 employees, 10,100 exclusive Allstate agents and agent support staff, and 51,900 independent agents.
Overview of self-insured medical plans offered to small businesses	
Number of employees in a company	• More than 2 employees
Participation requirements	• 75% after eligible waivers
Network	• Use their Network • And PPO (preferred provider organization)
Plan Underwriting (firm or contingent)	• Only release contingent quote until they have 100% health applications
TPAs / Brokers	• Multiple TPAs
Healthcare costs management	• Use their network only their Medical Management and their owned PBM (Pharm benefit manager)
Build a new customized plan and PPO contract and pricing flexibility	• No flexibility • Only quote the Plans have been pre-built
Quote Turnaround Time	• Around two weeks

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FROST & SULLIVAN 沙利文

Source: Public filings and official websites of companies; desk research; Frost & Sullivan

Competitive Landscape of Small Business Self-funded Medical Plan Market in the U.S.
Leading Players Offering Self-insured Medical Plans — Allied

Allied

Public / private company	• Private
Business overview	• Allied National is a 90 Degree Benefits Company and the small group health benefit expert for groups of two or more. The company was established in 1970 as a third-party administrator (TPA) and works with small business employers to provide unique and affordable group health benefits, including level-funded group health plans and individual short-term medical plans.
Overview of self-insured medical plans offered to small businesses	
Number of employees in a company	• More than 2 employees
Participation requirements	• 75% after eligible waivers
Network	• Use PPO and RBP Plans
Plan Underwriting (firm or contingent)	• Only release contingent quote until they have 100% health applications
TPAs / Brokers	• Only use their TPA
Healthcare costs management	• They quote PPO and outsource the RBP to other vendors. After services are completed, not proactively at pre-cert stage to be effective. Because their revenue is % of bill charges
Build a new customized plan and PPO contract and pricing flexibility	• Allowing employers to custom build a health benefit plan to fit the needs of the employee group
Quote Turnaround Time	• Around two weeks

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FROST & SULLIVAN 沙利文

Source: Official websites of companies; desk research; Frost & Sullivan

Competitive Landscape of Small Business Self-funded Medical Plan Market in the U.S.
Leading Players Offering Self-insured Medical Plans — Trustmark

Trustmark

Public / private company	• Private
Business overview	• Trustmark is a national employee benefits company offering specialized expertise in voluntary benefits, self-funded health benefit plan design and administration, and employee health and fitness programs that drive results through human and virtual connection. Trustmark offers employers access to benefit options usually reserved for large companies, combined with the personal service expected from a small company. Trustmark's commitment to building long-term, trusted relationships helps people and businesses thrive.
Overview of self-insured medical plans offered to small businesses	
Number of employees in a company	• More than 5 employees
Participation requirements	• 75% after eligible waivers
Network	• Use PPO and RBP Plans
Plan Underwriting (firm or contingent)	• Less than 35 enrolled, customer have to obtain health apps • Above 35 they use GRX a system that obtains prescriptions on the members
TPAs / Brokers	• Only use their TPA
Healthcare costs management	• They quote PPO and outsource the RBP to other vendors. After services are completed, not proactively at pre-cert stage to be effective. Because their revenue is % of bill charges
Build a new customized plan and PPO contract and pricing flexibility	• Offer customized PPO plan designs
Quote Turnaround Time	• Around two weeks

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Source: Official websites of companies; desk research; Frost & Sullivan